Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three
Months Ended March 31, 2023

Israeli Government Approves Expansion of the Dorad Power Plant

Tel-Aviv, Israel, May 31, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three months ended March 31, 2023 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On May 31, 2023, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended March 31, 2023 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended March 31, 2023 – approximately NIS 648.3 million.

•	Dorad’s unaudited operating profit for the three months ended March 31, 2023 – approximately NIS 110 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. Since January 1, 2023, the months of the year are split into three seasons as follows: the summer season – the months of June, July, August and September; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to May and from October to November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended March 31, 2023, which include winter months of January and February and the intermediate month of March, are not indicative of full year results. In addition, due to various reasons, including the effects of the increase in the Israeli CPI, impacting interest payments by Dorad on its credit facility and changes in the season and TAOZ tariff calculations that became effective on January 1, 2023, the results included herein may not be indicative of first quarter results in the future or comparable to first quarter results in the past.

A translation of the financial results for Dorad as of and for the year ended December 31, 2022 and as of and for each of the three month periods ended March 31, 2023 and 2022 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

Expansion of Dorad Power Plant

On May 28, 2023, the Israeli Government approved the national infrastructures plan (TT”L 11/b) which governs, among other issues, the expansion of the power plant owned by Doard by approximately 650 MW in a combined cycle technology, resulting in aggregate capacity of approximately 1,500 MW. This plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that the expansion of the power plant will increase the revenues and income of Dorad. The terms of the approval have not been published yet and the approval may be subject to prerequisites and other conditions. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of the Company.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy; and
•
Ellomay Solar Italy four SRL, Ellomay Solar Italy five SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW and 18 MW, respectively, in the Lazio Region, Italy that have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in inflation and interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Dorad Energy Ltd.
Statements of Financial Position

	March 31	March 31	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	323,883	301,969	151,481
Trade receivables and accrued income	184,689	178,186	238,581
Other receivables	19,224	28,742	32,809
Financial derivatives	3,902	4,359	-
Total current assets	531,698	513,256	422,871

Non-current assets
Restricted deposit	526,199	485,311	514,543
Prepaid expenses	31,573	32,736	32,072
Fixed assets	3,212,580	3,338,965	3,253,196
Intangible assets	6,722	5,937	6,404
Right of use assets	57,109	58,052	57,486
Total non-current assets	3,834,183	3,921,001	3,863,701

Total assets	4,365,881	4,434,257	4,286,572

Current liabilities
Current maturities of loans from banks	313,996	317,388	279,506
Current maturities of lease liabilities	4,645	4,479	4,645
Trade payables	172,081	232,173	228,468
Other payables	19,214	16,997	11,439
Total current liabilities	509,936	571,037	524,058

Non-current liabilities
Loans from banks	2,235,981	2,384,595	2,211,895
Other long-term liabilities	15,926	21,238	17,529
Long-term lease liabilities	50,130	50,659	49,292
Provision for dismantling and restoration	50,000	50,000	50,000
Deferred tax liabilities	231,157	197,484	215,016
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,583,354	2,704,136	2,543,892

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	626,633	513,126	572,664
Total equity	1,272,591	1,159,084	1,218,622

Total liabilities and equity	4,365,881	4,434,257	4,286,572

Dorad Energy Ltd.
Interim Condensed Statement of Income

	For the three months ended		Year ended
	March 31		December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	648,316	555,424	2,369,220

Operating costs of the
Power Plant

Energy costs	124,074	89,617	544,118
Electricity purchase and infrastructure services	317,162	280,026	1,088,127
Depreciation and amortization	56,345	68,123	239,115
Other operating costs	34,171	37,674	157,189

Total operating costs of Power Plant	531,752	475,440	2,028,549

Profit from operating the Power Plant	116,564	79,984	340,671

General and administrative expenses	6,594	5,722	24,066

Operating profit	109,970	74,262	316,605

Financing income	19,222	11,529	52,131
Financing expenses	59,082	65,241	271,116

Financing expenses, net	39,860	53,712	218,985

Profit before taxes on income	70,110	20,550	97,620

Taxes on income	16,141	4,808	22,340

Profit for the period	53,969	15,742	75,280

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months ended March 31, 2023 (Unaudited)

Balance as at
January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622

Profit for the period	-	-	-	53,969	53,969

Balance as at
March 31, 2023 (Unaudited)	11	642,199	3,748	626,633	1,272,591

For the three months
ended March 31, 2022
(Unaudited)

Balance as at
January 1, 2022 (Audited)	11	642,199	3,748	497,384	1,143,342

Profit for the period	-	-	-	15,742	15,742

Balance as at
March 31, 2022 (Unaudited)	11	642,199	3,748	513,126	1,159,084

For the year ended
December 31, 2022 (Audited)

Balance as at
January 1, 2022 (Audited)	11	642,199	3,748	497,384	1,143,342

Profit for the year	-	-	-	75,280	75,280

Balance as at
December 31, 2022 (Audited)	11	642,199	3,748	572,664	1,218,622

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit for the period	53,969	15,742	75,280
Adjustments:
Depreciation and amortization and fuel consumption	56,790	68,786	242,345
Taxes on income	16,141	4,808	22,340
Financing expenses, net	39,860	53,712	218,985
	112,791	127,306	483,670

Change in trade receivables	53,892	70,386	9,991
Change in other receivables	13,585	11,548	7,480
Change in trade payables	(67,513)	(96,831)	(127,907)
Change in other payables	7,775	9,897	4,339
Change in Other long-term liabilities	(1,603)	5,404	1,695
	6,136	404	(104,402)

Taxes on income paid	-	(21,795)	(21,795)

Net cash flows provided by operating activities	172,896	121,657	432,753

Cash flows used in investing activities
Proceeds for settlement of financial derivatives	1,172	422	13,652
Investment in fixed assets	(14,213)	(27,513)	(110,715)
Investment in intangible assets	(817)	(257)	(1,810)
Interest received	6,024	372	6,433

Net cash flows used in investing activities	(7,834)	(26,976)	(92,440)

Cash flows from financing activities:
Repayment of lease liability principal	(100)	(151)	(4,726)
Repayment of loans from banks	-	-	(255,705)
Interest paid	(150)	(168)	(159,804)

Net cash flows used in financing activities	(250)	(319)	(420,235)

Net increase (decrease) in cash and cash equivalents	164,812	94,362	(79,922)

Effect of exchange rate fluctuations on cash and cash equivalents	7,590	5,747	29,543

Cash and cash equivalents at beginning of period	151,481	201,860	201,860

Cash and cash equivalents at end of period	323,883	301,969	151,481